KE Holdings Inc.

Oriental Electronic Technology Building

No. 2 Chuangye Road, Haidian District

Beijing 100086

People’s Republic of China

June 30, 2025

VIA EDGAR

Ms. Jennifer Monick

Mr. Howard Efron

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KE Holdings Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2024
Filed on April 17, 2025
File No. 001-39436

Dear Ms. Monick and Mr. Efron:

The Company has received the letter dated June 25, 2025 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time required to prepare thorough responses to address the comments in the letter. The Company will provide its response to the letter via EDGAR as soon as possible, in any event no later than July 24, 2025.

If you have any additional questions or comments regarding the 2024 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom, at +852 3740-4835 or haiping.li@skadden.com. Thank you very much.

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Very truly yours,

/s/ Tao Xu
Tao Xu
Chief Financial Officer

cc:	Yongdong Peng, Chairman of the Board of Directors and Chief Executive Officer, KE Holdings Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Lanny Lu, Partner, PricewaterhouseCoopers Zhong Tian LLP